                                              Filed Pursuant to Rule 424(b)(3).
                          This Prospectus relates to the Registration Statement
                                       on Form S-3 (Registration No. 33-45371).

                                 SOUTHDOWN, INC.
                                 ---------------

                                1,250,000 Shares
                                  Common Stock
                                 $1.25 par value
                               -------------------

         On October 31, 1991, Southdown, Inc. (the "Company") issued and sold an aggregate of 125,000 Units, each consisting of $1,000 principal amount of the Company's 14% Senior Subordinated Notes Due 2001 (the "Notes") and ten Warrants (the "Warrants") to purchase Common Stock, $1.25 par value (the "Common Stock") of the Company. In connection with the offer and sale of the Units, the Company entered into a Registration Rights Agreement with the purchasers of the Units, pursuant to which the Company agreed to file with the Securities and Exchange Commission (the "Commission"), and to use its best efforts to cause to become effective, a shelf registration statement relating to the issuance by the Company of its Common Stock upon exercise of the Warrants.

     This Prospectus relates to the issuance by the Company of shares of Common Stock upon exercise of the Warrants. The shares offered hereby include 1,250,000 shares of Common Stock initially issuable upon exercise of the Warrants, plus such additional shares of Common Stock as may become issuable as a result of future reclassifications, mergers or consolidations, stock splits, stock dividends, certain distributions and events and certain issuances of Common Stock at prices less than market value (as defined in the warrant agreement pursuant to which the Warrants are issued). The number of outstanding Warrants also may be adjusted as a result of such reclassifications, mergers, stock splits, stock dividends, distributions, issuances and events.
                      -----------------------------------

         The Common Stock is traded on the New York Stock Exchange (the "NYSE"), trading symbol: SDW. As of the date of this Prospectus, as supplemented, each Warrant is exercisable for one share of Common Stock at an exercise price of $16.00 per share. The closing price of the Common Stock, as reported by the NYSE, on September 27, 1996 was $24-7/8 per share.

         SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN CONSIDERATIONS RELATING TO AN INVESTMENT IN THE COMMON STOCK.

         For a description of the Common Stock and the Rights attached thereto, see "Description of Capital Stock."
                             ----------------------

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
               THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                 SECURITIES COMMISSION NOR HAS THE COMMISSION OR
                 ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                       ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

          The Company will pay all expenses of the offering, which are estimated to be $50,000.
                            ------------------------

             THE DATE OF THIS PROSPECTUS IS JUNE 19, 1992, AS SUPPLEMENTED THROUGH SEPTEMBER 27, 1996.

                              AVAILABLE INFORMATION

         The Company, a Louisiana corporation organized in 1930, has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock to which this Prospectus relates.

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is required to file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission are available for inspection and copying at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and are available for inspection and copying at certain of the Commission's regional offices at the following locations: Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60621-2511; and Seven World Trade Center, 13th Floor, New York, New York 10048. Such reports, proxy statements and other information may also be inspected at the Internet Web site maintained by the Commission at http://www.sec.gov. Copies of such materials also may be obtained by mail, upon payment of the Commission's customary charges, by writing to its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Such materials and other information concerning the Company are also available for inspection at the office of the New York Stock Exchange, Inc. ("NYSE"), 20 Broad Street, New York, New York 10005, on which the Common Stock is listed.

         This Prospectus does not contain all of the information set forth in the Registration Statement of which this Prospectus is a part, including the exhibits and schedules to the Registration Statement. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the applicable documents filed with the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, including the exhibits and schedules thereto, which may be inspected at the public reference facilities of the Commission referred to above, and copies of which may be obtained therefrom upon payment of the Commission's customary charges.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following materials previously filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference: the Annual Report on Form 10-K for the fiscal year ended December 31, 1991; the Quarterly Report on Form 10-Q for the three months ended March 31, 1992 (as amended by Form 8 dated May 18, 1992); and the Current Report on Form 8-K dated June 8, 1992. All documents filed by the Company with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after June 19, 1992 and before the termination of this offering shall be deemed to be incorporated herein by reference. Such documents include the Annual Report on Form 10-K for the fiscal year ended December 31, 1995; the Quarterly Report on Form 10-Q for the three months ended March 31, 1996; and the Quarterly Report on Form 10-Q for the three months ended June 30, 1996.

         Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this

Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated herein by reference modified or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon request by such person, a copy of any and all documents that are incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in any such document). Requests for copies of such documents should be addressed to the Company at its principal executive offices as follows: Mr. James L. Persky, Executive Vice President--Finance and Administration, Southdown, Inc., 1200 Smith Street, Suite 2400, Houston, Texas 77002-4486, (telephone (713) 650-6200).

         NO PERSON HAS BEEN AUTHORIZED, IN CONNECTION WITH THIS OFFERING, TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION THAT IS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

         THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK (AND THE RIGHTS ATTACHED THERETO) OFFERED HEREBY OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK (AND THE RIGHTS ATTACHED THERETO) OFFERED HEREBY IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. EXCEPT WHERE OTHERWISE INDICATED HEREIN, THIS PROSPECTUS SPEAKS AS OF ITS DATE, AND NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE, UNDER ANY CIRCUMSTANCES, AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                             ----------------------
                                TABLE OF CONTENTS
                             ----------------------

                                                                  Page
                                                                  ----

The Company ........................................................4
Risk Factors........................................................4
Use of Proceeds.....................................................7
Description of Capital Stock........................................8
Experts............................................................16
Legal Matters......................................................17

                                   THE COMPANY

         Southdown is one of the leading cement and ready-mixed concrete companies in the United States. The Company operates eight manufacturing facilities and seven quarrying sites and utilizes a network of 19 cement storage and distribution terminals for the production, importation and distribution of portland and masonry cements, primarily in the Ohio valley and the southwestern and southeastern regions of the U.S. The Company is also vertically integrated in the regional vicinity of its two largest cement plants, with ready-mixed concrete operations serving markets in Florida and southern California. Southdown's principal executive offices are located at 1200 Smith Street, Suite 2400, Houston, Texas 77002-4486, and its telephone number is (713) 650-6200.


                                  RISK FACTORS

         Prospective purchasers of the Common Stock offered hereby should consider the following matters, as well as the other information in this Prospectus and the documents incorporated herein by reference.

DEPENDENCE ON CONSTRUCTION INDUSTRY

         General and Regional Economic Conditions. Demand for cement is highly cyclical and is derived from demand for concrete products which, in turn, is dependent on the demand for construction. The construction sector is affected by the general condition of the economy and a variety of other factors beyond the control of the Company, including the amount of new public works or infrastructure construction projects, commercial or industrial construction and residential construction. These factors are affected by, among other things, the availability of funds for public or infrastructure construction, the movement of interest rates and the availability of short- and long-term financing. In addition, the construction sector can exhibit substantial variations in activity across the country as a result of the differing structures of regional economies. New construction activity stagnated as the U.S. economy entered a recession during the latter half of 1990, declined in 1991 in most areas and, in California, continued to decline in 1992. As a consequence, the Company's sales and earnings declined from the previous cyclical peak in 1989.

         Regional Markets; Cyclical Industry; Seasonality. Because transportation costs are high relative to the value of the product, cement markets are generally regional. However, access to water transport, which is generally less expensive than overland shipping, can effectively expand the market area of a particular production facility. Regional markets are highly cyclical, experiencing peaks and valleys that correlate with regional construction cycles. Although the impact of construction cycles on the Company's operations in individual regions may be mitigated to some degree by the geographic diversification of the Company, profitability and cash flows are significantly affected by such construction cycles. Regional markets are also seasonal to the extent that construction activity, and hence the demand for the Company's products, tends to diminish during the winter months and other periods of inclement weather. As a result, the Company has historically experienced its lowest levels of revenue and operating income during the first quarter of its fiscal year.

         High Levels of Competition; Profit and Cash Flow Sensitivity. The cement and concrete products industries are highly competitive. The Company's products are commodities and competition among suppliers is based primarily on price, with consistency of quality and service to customers being of lesser significance. Prices are often subject to material changes in response to relatively minor fluctuations in supply and demand, general economic conditions and market conditions, all of which are beyond the Company's control. Because of the high fixed-cost nature of the business, however, the overall profitability of cement manufacturers, including the Company, is sensitive to minor variations in sales volumes and small shifts in the balance between supply and demand. While the Company's ratio of total debt to total capitalization at June 30, 1996 was approximately 33.2%, the cyclicality of the Company's cash flows increases the risk associated with leverage.

EFFECTS OF IMPORTS; STATUS OF CERTAIN DUTIES

         During the 1980s, competition from low-priced imported cement in most coastal and border areas of the U.S. grew significantly and materially impacted the U.S. cement market. A group of domestic cement producers, including the Company, filed antidumping petitions which resulted in the imposition of significant antidumping duty cash deposit requirements in August 1990 on cement and clinker imported from Mexico and in April 1991 on cement and clinker imported from Japan. In addition, in February 1992 the U.S. Department of Commerce signed an agreement with Venezuelan cement producers which is designed to eliminate the dumping of gray portland cement and clinker from Venezuela into Florida and the U.S. generally. The dumping margins and resulting rates of antidumping duty cash deposits are subject to annual administrative review by the Department of Commerce. In the case of Japan, the dumping margins are subject to appeal to the U.S. Court of International Trade (the "CIT") and the U.S. Court of Appeals for the Federal Circuit ("CAFC"). In the case of Mexico, the dumping margins are subject to appeal either to the CIT and CAFC or to bi-national dispute panels under the North American Free Trade Agreement ("NAFTA"). The results of a number of the annual administrative reviews regarding Japanese and Mexican cement and clinker are on appeal to the CIT. The underlying injury determinations against Japan and Mexico have also been appealed by the foreign producers. The determination against Japanese cement and clinker remains in effect pending appeal before the CIT. While the material injury determination against Mexican cement was affirmed by both the CIT and the CAFC, a dispute resolution panel under the General Agreement on Tariffs and Trade ("GATT") recommended in July 1992 that the antidumping order be vacated and that all duties collected under the order be returned. Under GATT rules, the Antidumping Code Committee, of which the U.S. is a member, must unanimously adopt the panel's recommendation before it becomes a GATT obligation. The U.S. has refused to endorse the GATT panel ruling.

         Pursuant to the Uruguay Round Agreement, the GATT and the GATT Antidumping Code were superseded on January 1, 1995 by a new GATT, which is administered by the newly created World Trade Organization ("WTO"). The antidumping orders outstanding against cement and clinker from Mexico and Japan and the suspension agreement on cement and clinker from Venezuela remain in force. However, legislation passed by the U.S. Congress in December 1994 requires the initiation of "sunset" reviews of the antidumping orders against Mexico and Japan and the suspension agreement with Venezuela prior to January 2000 to determine whether these antidumping orders and the suspension agreement should terminate or remain in effect.

         NAFTA has thus far had no material adverse effect on the antidumping duty cash deposit rates imposed on gray portland cement and clinker imported from Mexico. Certain appeals which previously would have been brought before the CIT will now be heard by a bi-national panel of Mexican and U.S. citizens under NAFTA. A severe economic crisis in Mexico resulted in devaluations of the Mexican peso in late 1994 and early 1995. Because of the retroactive nature of administrative reviews, the impact on the calculation of antidumping cash deposit rates resulting from the devaluation of the peso, if any, will not be realized until some future period.

         A substantial reduction or elimination of the existing antidumping duties as a result of GATT, NAFTA, currency devaluation or any other reason, or an influx of low-priced cement from countries not subject to antidumping orders, could materially adversely affect the Company's results of operations.

ENVIRONMENTAL RISKS

         The Company is subject to extensive Federal, state and local air, water and other environmental laws and regulations. These constantly changing laws regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of certain substances at the Company's various operating facilities and elsewhere. Management believes that the Company's current procedures and practices for handling and management of materials are generally consistent with industry standards and legal requirements and that appropriate precautions are taken to protect employees and others from harmful exposure to hazardous materials. However, because of the complexity of operations and legal requirements, there can be no assurance that past or future operations will not result in operational errors, violations, remediation liabilities or claims by employees or others alleging exposure to toxic or hazardous materials. Owners and operators of industrial facilities may be subject to fines or other actions imposed by the U.S. Environmental Protection Agency ("U.S. EPA") and corresponding state regulatory agencies for violations of laws or regulations relating to hazardous substances. The Company has incurred fines imposed by various environmental regulatory agencies in the past.

         Several of the Company's previously and currently owned facilities at several locations have become the subject of various local, state and federal environmental proceedings and inquiries, including the naming of the Company as a potentially responsible party with regard to Superfund sites, primarily at several locations to which the Company is alleged to have shipped materials for disposal. While some of these Superfund matters have been settled for de minimis amounts, others are in preliminary stages and final results may not be determined for years. Based on the information the Company has developed to date, the Company has no reason to believe it will be required to spend significant sums with regard to these locations either individually or in the aggregate. However, until it is determined what, if any, contribution the Company made to these locations, and until all environmental studies, investigations, remediation work and negotiations with or litigation against potential sources of recovery have been completed, it is impossible to determine the ultimate cost to the Company of resolving these environmental matters.

         Industrial operations have been conducted at some of the Company's cement manufacturing facilities for almost 100 years. In the past, the Company disposed of various materials, including used refractory brick and other products generally used in its cement manufacturing and concrete products operations, in onsite and offsite facilities. Some of these materials, if discarded today, might be classified as hazardous wastes and might be subject to regulation under Federal and state environmental laws and regulations, which may require the Company to undertake corrective action to remediate these sites.

         In addition, many of the raw materials, products and by-products currently associated with the operation of any industrial facility, including those for the production of cement or concrete products, contain chemical elements or compounds that are presently designated as hazardous substances. Some examples of such materials are the trace metals present in cement kiln dust ("CKD"), chromium present in refractory brick formerly widely used to line cement kilns and general purpose solvents. CKD is not classified as a hazardous waste, except CKD that is produced by kilns burning hazardous waste derived fuels and which fails to meet certain criteria. However, CKD that is infused with water may produce a leachate with an alkalinity high enough to be classified as hazardous and may also leach certain hazardous trace metals present therein. Several of the Company's inactive CKD disposal sites around the country have been under investigation by the Company to determine if remedial action is required and, if so, the extent of remedial action required. The Company has recorded charges totaling $13.3 million (approximately $12 million of which has been expended through June 30, 1996) with respect to remediation projects at one such site in Ohio, and on a voluntary basis is investigating two other inactive CKD disposal sites in Ohio. No substantial investigative work has been undertaken at the Company's other CKD sites in Ohio. Although data necessary to enable the Company to estimate additional remediation costs are not available, the Company acknowledges that it is at least reasonably possible that the ultimate cost to remediate the CKD disposal problem in Ohio could be significantly more than the amounts reserved.

         Although CKD is at present generally exempt from management as a hazardous waste, on January 31, 1995, the U.S. EPA issued its decision that further regulation of CKD is necessary. The U.S. EPA has initiated a rulemaking process, which is estimated to take at least until 1997, in order to develop specifically tailored CKD management standards. A change in the status of CKD may require the cement industry to develop new methods for handling this high volume, low toxicity waste.

         With regard to its discontinued environmental services business, the Company has both given indemnification to and received indemnification from others for properties previously owned, although some courts have held that indemnification for such environmental liabilities is unenforceable. No estimate of the extent of contamination, remediation cost or recoverability of cost from prior owners, if any, is presently available regarding these discontinued operations.

                                 USE OF PROCEEDS

         The Company intends to use the proceeds from the issuance of Common Stock upon the exercise of Warrants for general corporate purposes. The Company will pay all expenses of the offering, which are estimated to be $50,000.

                          DESCRIPTION OF CAPITAL STOCK

         The following descriptions do not purport to be complete and are subject to, and qualified in their entirety by reference to, the following documents: (i) the Company's Restated Articles of Incorporation, as amended (the "Restated Articles"); (ii) the Company's Bylaws, as amended; (iii) the Rights Agreement dated as of March 4, 1991, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent; and (iv) the Warrant Agreement dated as of October 31, 1991 between the Company and ChaseMellon Shareholder Services, L.L.C., as Warrant Agent.

         The authorized capital stock of Southdown comprises 40,000,000 shares of Common Stock, $1.25 par value, and 10,000,000 shares of Preferred Stock, $.05 par value (the "Preferred Stock").

COMMON STOCK

         At June 30, 1996, approximately 17.3 million shares of Common Stock were issued and outstanding and held of record by approximately 1,700 shareholders, and approximately 9.5 million shares were reserved for future issuance upon exercise of options granted under employee benefit plans or warrants or upon conversion of convertible securities.

         Subject to the preferences of each series of outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation or dissolution of the Company, holders of Common Stock are entitled to share ratably (except as described below under the caption "--Series C Preferred Stock") in all assets remaining after payment of liabilities and the liquidation preferences of each series of outstanding Preferred Stock. Each share of Common Stock generally entitles the holder to one vote on matters submitted to a vote of shareholders of the Company, including the election of directors. The Board of Directors of the Company is divided into three classes, as nearly equal in number as possible, having staggered three-year terms. Holders of Common Stock have no preemptive rights and no rights to convert their Common Stock into any other securities. By the affirmative vote of the holders of 80% of the outstanding shares of all classes of the Company's stock entitled to vote in the election of directors, the Company's shareholders may remove any of the Company's directors from office. A similar vote is required to amend certain provisions of the Restated Articles. See "--Change in Control Provisions." All of the outstanding shares of Common Stock are fully paid and nonassessable.

         ChaseMellon Shareholder Services, L.L.C. serves as the registrar and transfer agent for the Common Stock and the Series B Preferred Stock and the Series D Preferred Stock described below.

WARRANTS TO PURCHASE COMMON STOCK

         In October 1991, the Company issued and sold an aggregate of 1,250,000 Warrants to purchase Common Stock (the "Warrants") pursuant to the terms of a Warrant Agreement dated as of October 31, 1991 (the "Warrant Agreement"), between the Company and First City, Texas -- Houston, N.A., as Warrant Agent. ChaseMellon Shareholder Services, L.L.C. is now the Warrant Agent. Each Warrant entitles the holder to purchase one share of Common Stock at a price of $16 per share, subject to adjustment in certain circumstances, until 5:00 p.m. New York City time on October 31, 1996. The number and kind of securities purchasable upon exercise of the Warrants are subject to adjustment from time-to-time upon the occurrence of certain reclassifications, mergers or consolidations, stock splits, stock dividends, certain other distributions and events and certain issuances or sales of Common Stock at prices less than market value (as defined in the Warrant Agreement). In lieu of an adjustment to the number of shares of Common Stock issuable pursuant to the exercise of the Warrants, the Company may elect to issue additional Warrants.

RIGHTS

         On March 4, 1991, the Board of Directors of the Company declared a dividend of one right to purchase preferred stock ("Right") for each outstanding share of the Company's Common Stock, to shareholders of record at the close of business on March 14, 1991. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Preferred Stock, Cumulative Junior Participating Series C, par value $.05 per share (the "Series C Preferred Stock"), at a purchase price of $60 per Unit, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement dated as of March 4, 1991 (the "Rights Agreement") between the Company and First City, Texas-Houston, N.A., as Rights Agent. ChaseMellon Shareholder Services, L.L.C. now serves as Rights Agent.

         The Rights are attached to all certificates representing outstanding shares of Common Stock, and no separate certificates for the Rights ("Rights Certificates") have been distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the date of the announcement being the "Stock Acquisition Date"), or (ii) ten business days (or such later date as may be determined by the Company's Board of Directors before the Distribution Date occurs) following the commencement of a tender offer or exchange offer that would result in a person's becoming an Acquiring Person. Until the Distribution Date, (a) the Rights will be evidenced by the Common Stock certificates (together with a copy of a Summary of Rights or bearing the notation referred to below) and will be transferred with and only with such Common Stock certificates, (b) new Common Stock certificates will contain a notation incorporating the Rights Agreement by reference and (c) the surrender for transfer of any certificate for Common Stock outstanding (with or without a copy of the Summary of Rights) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 14, 2001, unless earlier redeemed or exchanged by the Company as described below. In the Rights Agreement, the Company has generally agreed to use its best efforts to cause the securities of the Company issuable pursuant to the exercise of Rights to be registered under the Securities Act, as soon as practicable after the Rights become exercisable, and to take such action as may be necessary to ensure compliance with applicable state securities laws.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights. Shares of Common Stock issued after the Distribution Date in connection with certain employee benefit plans or upon exercise or conversion of certain securities will be issued with Rights. Except as otherwise determined by the Board of Directors, no other shares of Common Stock issued after the Distribution Date will be issued with Rights.

         In the event (a "Flip-In Event") that a person becomes an Acquiring Person, (except pursuant to a tender or exchange offer for all outstanding shares of Common Stock at a price and on terms that a majority of the independent directors of the Company determines to be fair to and otherwise in the best interests of the Company and its shareholders (a "Permitted Offer")) each holder of a Right will thereafter have the right to receive, upon exercise of such Right, a number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price (as defined in the Rights Agreement) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any Flip-In Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement. However, Rights are not exercisable following the occurrence of any Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.

         For example, at an exercise price of $60 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitled its holder to purchase $120 worth of Common Stock (or other consideration, as noted above), based upon its then Current Market Price, for $60. Assuming that the Common Stock had a Current Market Price of $20 per share at such time, the holder of each valid Right would be entitled to purchase 6 shares of Common Stock for $60.

         In the event (a "Flip-Over Event") that, at any time on or after the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction (other than a specified type of merger that follows a Permitted Offer), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company (or in certain cases its controlling person) having a Current Market Price equal to two times the exercise price of the Right. Flip-In Events and Flip-Over Events are collectively referred to as "Triggering Events."

         The Purchase Price payable, and the number of Units or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series C Preferred Stock,
(ii) if holders of the Series C Preferred Stock are granted certain rights or warrants to subscribe for Series C Preferred Stock or convertible securities at less than the current market price of the Series C Preferred Stock, or (iii) upon the distribution to holders of the Series C Preferred Stock of evidences of indebtedness or assets

(excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         No adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units are required to be issued and, in lieu thereof, an adjustment in cash may be made based on the market price of the Series C Preferred Stock on the last trading date prior to the date of exercise. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Series C Preferred Stock will be issued.

         At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable, at the option of the Company, in cash, shares of Common Stock or such other consideration as the Board of Directors may determine. After the redemption period has expired, the Company's right of redemption may be reinstated prior to the occurrence of any Triggering Event if (i) an Acquiring Person reduces its beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company and (ii) there are no other Acquiring Persons. Immediately upon the effectiveness of the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

         At any time after the occurrence of a Flip-In Event and prior to a person's becoming the beneficial owner of 50% or more of the shares of Common Stock then outstanding, the Company may exchange the Rights (other than Rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, and/or other equity securities deemed to have the same value as one share of Common Stock, per Right, subject to adjustment.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. Shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for the common stock of the acquiring company as set forth above or are exchanged as provided in the preceding paragraph.

         Other than certain provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. Thereafter, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable.

         The provisions of the Rights and the Rights Agreement may in some cases discourage or make more difficult the acquisition of control of the Company by means of a tender offer, open market purchase or similar means. These provisions are intended to discourage, or may have the effect of discouraging, partial tender offers, front-end loaded two-tier tender offers and certain other types of coercive takeover tactics and inadequate takeover bids and to encourage persons seeking to acquire control of the Company first to negotiate with the Company. The Company believes that these provisions, which are similar to those of many other publicly held companies, provide benefits by enhancing the Company's potential ability to negotiate with the proponent of any unfriendly or unsolicited proposal to take over or restructure the Company that outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement in their terms.

PREFERRED STOCK

         The Board of Directors is authorized to designate series of Preferred Stock and fix the powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereon.

         Series A Preferred Stock. Pursuant to the terms of the Restate Articles, the Board of Directors has created a series of Preferred Stock consisting of 1,999,998 shares of Preferred Stock, $.70 Cumulative Convertible Series A (the "Series A Preferred Stock"). The Series A Preferred Stock is senior to the Series B Preferred Stock and the Series D Preferred Stock with respect to dividends and assets. As of June 30, 1996, 1,994,000 shares of Series A Preferred Stock were issued and outstanding. All such shares are fully paid and nonassessable. The Company is the transfer agent for the Series A Preferred Stock.

         The Series A Preferred Stock (a) has a stated value and liquidation preference of $10 per share, plus accrued and unpaid dividends, (b) carries a cumulative dividend of $.70 per year, payable quarterly, and entitles the holders of a majority thereof to elect two directors if dividends are in arrears for at least 540 days, (c) is initially convertible into one-half of a share of Common Stock for each share of Series A Preferred Stock, subject to adjustment,
(d) is redeemable at the option of the Company at 105% of the stated value thereof (declining to 100% of the stated value after April 30, 1997) plus an amount equal to accrued and unpaid dividends, and (e) is entitled to one vote per share, voting as a class with the Common Stock and any other capital stock of the Company entitled to vote, on all matters submitted to shareholders. In addition, the holders of Series A Preferred Stock have certain class voting rights, including the right to approve certain mergers, consolidations and sales of assets; however, if a holder of Series A Preferred Stock does not grant a proxy to the Board of Directors to vote in favor of any such merger, consolidation of sale of assets, the Company may redeem such holder's shares of Series A Preferred Stock without the payment of any redemption premium. The Company has reserved 997,000 shares of Common Stock for issuance upon conversion of the Series A Preferred Stock.

         Series B Preferred Stock. Pursuant to the terms of the Restated Articles, the Board of Directors has created a series of Preferred Stock consisting of 960,000 shares of Preferred Stock, $3.75 Convertible Exchangeable Series B (the "Series B Preferred Stock"). The Series B Preferred Stock is junior to the Series A Preferred Stock, and pari passu to the Series D Preferred Stock, with respect to dividends and assets. As of June 30, 1996, 914,360 shares of Series B Preferred Stock were issued and outstanding. All such shares are fully paid and nonassessable. The Company has called for redemption, pro rata, on October 18, 1996, 50% of the shares of Series B Preferred Stock that were outstanding on September 9,

1996. To the extent that shares of Series B Preferred Stock which have been so called for redemption are converted into Common Stock prior to 5:00 p.m., Houston, Texas time on the October 18, 1996 redemption date, such shares will not be outstanding on the redemption date; consequently such shares wil not be redeemed and therefore will reduce the number of shares of Series B Preferred Stock actually redeemed on the redemption date. If shares of Series B Preferred Stock which have been called for redemption are converted into Common Stock rather than redeemed, the Company may consider calling additional shares of Series B Preferred Stock for redemption after the October 18, 1996 redemption date.

         The Series B Preferred Stock (a) has a stated value and liquidation preference of $50 per share, plus an amount equal to accrued and unpaid dividends, (b) carries a cumulative dividend of $3.75 per year, payable semi-annually and entitles the holders of a majority thereof to elect two directors if dividends are in arrears for at least 180 days, (c) is initially convertible into two and one-half shares of Common Stock for each share of Series B Preferred Stock, subject to adjustment, (d) is redeemable at the option of the Company at the stated value thereof plus an amount equal to accrued and unpaid dividends, and (e) is entitled to one vote per share, voting as a class with the Common Stock and any other capital stock of the Company entitled to vote, on all matters submitted to shareholders. In addition, the holders of the Series B Preferred Stock have certain class voting rights. The Company has reserved 2,285,900 shares of Common Stock for issuance upon conversion of the Series B Preferred Stock. In addition, the Series B Preferred Stock is exchangeable, in whole but not in part, at the option of the Company at any time for the Company's 7 1/2% Convertible Subordinated Debentures Due 2013 (the "Debentures") at a rate of $50 in principal amount of Debentures per share of Series B Preferred Stock, provided that all dividends on the Series B Preferred Stock have been paid through the date of such exchange.

         Series C Preferred Stock. In connection with the distribution of the Rights on March 14, 1991, the Board of Directors of the Company authorized 400,000 shares of Series C Preferred Stock, none of which are outstanding. The Series C Preferred Stock would be issued only upon the exercise of Rights and only if the Rights were exercised prior to a Flip-In Event or a Flip-Over Event. The Rights are not exercisable as of the date hereof. See "--Rights." If issued, the Series C Preferred Stock would be junior to the Series A Preferred Stock, the Series B Preferred Stock and the Series D Preferred Stock with respect to dividends and assets.

         The Series C Preferred Stock has a liquidation preference of $100 per share, plus accrued and unpaid dividends and distributions (the "Series C Liquidation Preference"). Following the payment of the Series C Liquidation Preference, no additional distribution shall be made to the holders of shares of Series C Preferred Stock unless the holders of Common Stock have received an amount per share (the "Common Adjustment") equal to the quotient obtained by dividing (i) the Series C Liquidation Preference by (ii) the Adjustment Number. The Adjustment Number initially is 100, and is subject to adjustment in the event of the Company (i) declares any dividend on Common Stock payable in shares of Common Stock, (ii) subdivides the outstanding Common Stock or (iii) combines the Common Stock into a smaller number of shares. Following the payment of the full amount of the Series C Liquidation Preference and the Common Adjustment in respect of all outstanding shares of Series C Preferred Stock and Common Stock, respectively, holders of Series C Preferred Stock and holders of Common Stock shall receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of the Adjustment Number to one with respect to the Series C Preferred Stock and Common Stock, on a per share basis, respectively.

         If issued, the Series C Preferred Stock would carry a cumulative dividend per share equal to the greater of (i) $2.00 or (ii) subject to certain adjustments, the Adjustment Number times the aggregate per share amount of all cash dividends, and the Adjustment Number times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than dividends or distributions payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock since the immediately preceding quarterly dividend payment date for the Series C Preferred Stock. The Series C Preferred Stock is redeemable, at the option of the Company, at any time at a redemption price equal to the Adjustment Number times the current per share market price (as defined) of the Common Stock, together with accrued and unpaid dividends. Each share of Series C Preferred Stock entitles the holder thereof to the number of votes equal to the Adjustment Number for each share held and, except as otherwise provided by law, the Series C Preferred Stock votes together as a single class with the Common Stock and any other capital stock of the Company entitled to vote. The Series C Preferred Stock entitles the holders thereof (together with the holders of all Preferred Stock (other than the Series A Preferred Stock, the Series B Preferred Stock and the Series D Preferred Stock) upon which similar voting rights have been conferred) to elect two directors if dividends are in arrears for at least 540 days.

         Series D Preferred Stock. The Board of Directors has created a series of Preferred Stock consisting of 1,725,000 shares of Preferred Stock, $2.875 Cumulative Convertible Series D. The Series D Preferred Stock is junior to the Series A Preferred Stock, and pari passu with the Series B Preferred Stock, with respect to dividends and assets. All such shares are fully paid and non-assessable.

         The Series D Preferred Stock (a) has a stated value and liquidation preference of $50.00 per share plus an amount equal to accrued and unpaid dividends, (b) carries a cumulative annual dividend of $2.875 per share, payable quarterly, and entitles the holders thereof, voting together as a single class with all other series or classes of preferred stock which are pari passu with the Series D Preferred Stock as to dividends and which specifically state that they shall vote with the Series D Preferred Stock in such a case (which does not include the Series A Preferred Stock, the Series B Preferred Stock or, if any is issued, the Series C Preferred Stock), to elect two directors if dividends are in arrears for at least six quarterly dividend periods, (c) is initially convertible into 1.511 shares of Common Stock for each share of Series D Preferred Stock, subject to adjustment, (d) may be converted at the option of the Company, in whole but not in part, at any time on and after January 27, 1997 and until January 27, 2001, if for at least 20 trading days within a period of 30 consecutive trading days, including the last trading day of such 30 trading day period, the closing price of the Common Stock equals or exceeds 130% of the conversion price, into 1.511 shares of Common Stock, subject to adjustment, (e) is redeemable at the option of the Company at 100% of the started value thereof plus an amount equal to accrued and unpaid dividends on and after January 27, 2001, and (f) is entitled to one vote per share, voting as a class with the Common Stock and any other capital stock of the Company entitled to vote, on all matters submitted to shareholders. In addition, the Series D Preferred Stock has certain class voting rights. The Company has reserved 2,606,475 shares of Common Stock for issuance upon conversion of the Series D Preferred Stock.

LIMITATIONS ON DIVIDENDS AND CERTAIN OTHER PAYMENTS

         The Company's ability to pay dividends and make certain other payments with respect to its capital stock is restricted in certain circumstances by certain provisions of its debt instruments, including the Company's Restated Revolving Credit Facility and the Indenture relating to its 10% Senior Subordinated Notes Due 2006, Series B.

CHANGE IN CONTROL PROVISIONS

         Charter Provisions. The Restate Articles require the affirmative vote or consent of the holders of 80% of all classes of stock of the Company entitled to vote in the election of directors to approve (a) any merger or consolidation of the Company with or into any other corporation, (b) any sale or lease of all or any substantial part of the assets of the Company or (c) any sale or lease to the Company or any subsidiary thereof of assets with an aggregate fair market value of $2 million or more in exchange for voting securities of the Company or any subsidiary thereof (or securities convertible into or exchangeable for such securities), if as of the record date for the determination of shareholders entitled to vote or consent with respect to such merger, consolidation, sale or lease, the other party to such transaction is the beneficial owner (as defined), directly or indirectly, of 5% or more of the outstanding shares of stock of the Company entitled to vote in the election of directors ("5% Beneficial Owner"). The foregoing provisions of the Restated Articles are inapplicable to (a) any merger or similar transaction if the Board of Directors of the Company has approved a memorandum of understanding with such other corporation prior to the time such corporation became a 5% Beneficial Owner or (b) transactions with a majority-owned subsidiary of the Company.

         Statutory Provision. Although the constitutionality of the control share provisions of the Louisiana Business Corporation Law ("LBCL") has not been judicially determined, the Company believes that it is an "issuing public corporation," subject to the control shares provisions of the LBCL. Under the control share provisions of the LBCL, the voting rights of the Company's shares of voting stock are limited under certain circumstances. Subject to certain exceptions, generally if "control shares" of the Company are acquired in a "control share acquisition," the LBCL provides that such shares have the voting rights they had before the control share acquisition only to the extent granted by resolution of the shareholders of the Company. Such resolution must be adopted by a majority of all votes entitled to be cast, excluding all "interested shares."

         "Interested shares" are defined as shares of the Company in respect of which any of the following persons may exercise or direct the exercise of the voting power of the Company in the election of directors: (a) an acquiring person or member of a group with respect to a control share acquisition, (b) any officer of the Company, or (c) any employee of the Company who is also a director of the Company. "Control shares" are defined generally as shares that, but for the control share provisions of the LBCL, would have voting power with respect to shares of the Company that, when added to all other shares of the Company owned by a person or in respect to which that person may exercise or direct the exercise of voting power, would entitle that person, immediately after acquisition of the shares, directly or indirectly, alone or as a part of a group, to exercise or direct the exercise of the voting power of the Company in the election of directors within any of the following ranges of voting power:
(a) one-fifth or more but less than one-third of all voting power, (b) one-third or more but less than a majority of all voting power, or (c) a majority or more of all voting power. Subject to certain exceptions, a "control share acquisition" means the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares.

         Under certain circumstances (including, but not limited to, the giving of an undertaking by the acquiring person to pay the Company's expenses of the meeting and, under certain circumstances, the obtaining by such person of commitments for the financing of any cash portion of the consideration to be paid), an acquiring person may compel the calling of a special meeting of the Company's shareholders for the purpose of considering the voting rights to be accorded the shares acquired or to be acquired in the control share acquisition. Unless the acquiring person agrees in writing to another date, the special meeting of shareholders shall be held within fifty days after the date on which definitive proxy materials (within the meaning of the Exchange Act and the regulations thereunder) related to the special meeting on behalf of the acquiring person and the Board of Directors of the Company have been filed with the Securities and Exchange Commission.

         The Company's Bylaws provide that (i) if no acquiring person statement is filed by the acquiring person or (ii) if full voting rights are not approved, the Company may redeem control shares acquired in a control share acquisition
(a) in the case of (i), within 60 days after the last acquisition of control shares by an acquiring person and (b) in the case of (ii), at any time during the period ending two years after the shareholder vote with respect to the voting rights of such control shares. Any such redemption shall be made at the fair value of the control shares and pursuant to such procedures as may be adopted by the Board of Directors of the Company. If control shares acquired in a control share acquisition representing a majority or more of all voting power are accorded full voting rights, then all shareholders of the Company will have dissenters' rights to receive the fair cash value of their shares, such amount not to be less than the highest price per share paid by the acquiring person in the control share acquisition.

                                     EXPERTS

         The consolidated financial statements and schedules of the Company listed in the Index to Financial Statements and Schedules appearing in the Company's Annual Report on Form 10-K for the year ending December 31, 1991 (and in the Company's Annual Reports on Form 10-K for the years subsequent thereto which are incorporated herein by reference (see "Incorporation of Certain Documents by Reference")), have been examined by Deloitte & Touche LLP, independent public accountants, as set forth in their reports included therein, and such reports are incorporated herein by reference. See "Incorporation of Certain Documents by Reference." The consolidated financial statements referred to above have been incorporated herein by reference in reliance upon such reports and upon the authority of such firm as experts in accounting and auditing.

         With respect to the unaudited interim financial information appearing in the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1992, as amended, incorporated by reference in this Prospectus (and the unaudited interim financial information appearing in the Company's Quarterly Reports on Form 10-Q subsequent thereto which are incorporated herein by reference (see "Incorporation of Certain Documents by Reference")), Deloitte & Touche LLP, independent public accountants, have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1992, as amended, and in such subsequent reports, and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not "reports" or "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

                                  LEGAL MATTERS

         The validity of the Common Stock offered hereby has been passed upon for the Company by Bracewell & Patterson, L.L.P., Houston, Texas. Bracewell & Patterson, L.L.P. relied on the opinion of Stone, Pigman, Walther, Wittmann & Hutchinson, L.L.P., New Orleans, Louisiana, with respect to matters of Louisiana law.